EXHIBIT 99.1

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended

March 31, 2020 and 2019

(Unaudited)

ALIO GOLD INC.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF (LOSS) EARNINGS AND COMPREHENSIVE (LOSS) INCOME

For the three months ended March 31, 2020 and 2019

(In thousands of United States dollars) - Unaudited

	Note	2020	2019

Metal revenues	18	$15,771	$16,081

Cost of sales (including depreciation and depletion)	4a)	14,720	14,882

Earnings from mine operations		1,051	1,199

Corporate and administrative expenses	4b)	1,869	1,428
Exploration expense		627	-

Loss from operations		(1,445)	(229)

Other (loss) income, net		(401)	340
Finance expense, net	4c)	(1,268)	(336)
Loss on derivative contracts	16	-	(48)
Foreign exchange gain		1,252	136

Loss from operations before income taxes		(1,862)	(137)

Income taxes
Current tax recovery		-	(1,301)
Deferred tax expense		234	1,545
		234	244

Loss and comprehensive loss from continuing operations for the period		(2,096)	(381)

(Loss) earnings and comprehensive (loss) income from discontinued operations	3	(581)	1,982

(Loss) earnings and comprehensive (loss) income for the period		$(2,677)	$1,601

Weighted average shares outstanding:
Basic	15	85,993,371	84,707,143
Diluted	15	85,993,371	84,707,143

Loss per share from continuing operations:
Basic	15	$(0.02)	$(0.00)
Diluted	15	$(0.02)	$(0.00)

(Loss) earnings per share:
Basic	15	$(0.03)	$0.02
Diluted	15	$(0.03)	$0.02

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ALIO GOLD INC.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW

For the three months ended March 31, 2020 and 2019

(In thousands of United States dollars) - Unaudited

	Note	2020	2019

OPERATING ACTIVITIES
(Loss) earnings before income taxes (1)		$(2,443)	$1,048
Items not affecting cash:
Depletion and depreciation		1,851	2,412
Share-based payments recovery	4b)	(6)	(116)
Finance expense, net		1,348	422
Unrealized loss (gain) on reclamation bonds	8	492	(239)
Unrealized gain on derivative contracts		-	(121)
Unrealized foreign exchange loss		958	78
		2,200	3,484
Changes in non-cash working capital items:
Trade and other receivables		(316)	551
Inventories		217	2,635
Advances and prepaid expenses		434	(342)
Trade payables and accrued liabilities		(5,548)	(3,803)
Cash (used in) provided by operating activities		(3,013)	2,525

INVESTING ACTIVITIES
Expenditures on mineral properties, property, plant and equipment		(1,562)	(1,770)
Expenditures on exploration and evaluation		-	(3,310)
Proceeds received on equipment sale		1,000	-
Cash used in investing activities		(562)	(5,080)

FINANCING ACTIVITIES
Repayment of equipment loans payable		(146)	(381)
Repayment of lease liabilities		(549)	-
Interest payments on lease liabilities		(323)	-
Interest payments on equipment loans and other financial liability		(89)	(122)
Interest payments on loan facility		(379)	-
Cash used in financing activities		(1,486)	(503)

Effects of exchange rate changes on the balance of cash held in foreign currencies		(32)	(14)

Decrease in cash and cash equivalents		(5,093)	(3,072)
Cash and cash equivalents, beginning of period		16,567	21,978
Cash and cash equivalents, end of period		$11,474	$18,906
Less: cash relating to discontinued operations	3	(1,052)	-
Cash and cash equivalents		$10,422	$18,906

(1)	Note	2020	2019
Loss from operations before income taxes		(1,862)	(137)
(Loss) earnings and comprehensive (loss) earnings from discontinued operations	3	(581)	1,982
Deferred tax recovery on discontinued operations	3	-	(797)
(Loss) earnings before income taxes		(2,443)	1,048

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ALIO GOLD INC.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In thousands of United States dollars) - Unaudited

		March 31,	December 31,
	Note	2020	2019

ASSETS
Current
Cash and cash equivalents		$10,422	$16,567
Trade and other receivables	5	2,516	7,914
Inventories	6	47,469	62,949
Advances and prepaid expenses		1,748	2,717
Assets held for sale	3	26,500	-
Total current assets		88,655	90,147

Mineral properties, plant and equipment, exploration and evaluation	7	145,014	148,877
Reclamation bonds	8	11,768	12,260
Total assets		$245,437	$251,284

LIABILITIES
Current
Trade payables and accrued liabilities	9	$15,988	$29,457
Current portion of equipment loans payable	10	604	614
Current portion of loan facility	12	1,875	-
Current portion of lease liability	11	10,009	10,009
Other provisions		-	1,420
Liabilities held for sale	3	18,644	-
Total current liabilities		47,120	41,500

Equipment loans payable	10	583	729
Loan facility	12	12,336	14,109
Lease liabilities	11	27,422	29,375
Other financial liability		2,500	2,500
Deferred tax liabilities		8,281	8,670
Provision for site reclamation and closure		31,044	35,640
Other		126	150
Total liabilities		129,412	132,673

EQUITY
Issued capital		324,360	324,360
Share-based payment reserve		20,640	20,549
Deficit		(228,975)	(226,298)
Total equity		116,025	118,611
Total liabilities and equity		$245,437	$251,284

Events after the reporting period (notes 3 and 19)

Approved by the Directors

“Mark Backens”	Director	“David Whittle”	Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ALIO GOLD INC.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the three months ended March 31, 2020 and 2019

(In thousands of United States dollars, except share numbers) - Unaudited

		Number of common shares	Issued capital	Share- based payment reserve	(Deficit) Retained earnings	Total equity
Balance at January 1, 2020	Note	85,993,371	$324,360	$20,549	$(226,298)	$118,611
Loss and comprehensive loss for the period		-	-	-	(2,677)	(2,677)
Equity settled share-based payments expense	14b)	-	-	91	-	91
Balance at March 31, 2020		85,993,371	$324,360	$20,640	$(228,975)	$116,025

Balance at January 1, 2019		84,707,143	$323,685	$20,614	$(90,075)	$254,224
Earnings and comprehensive income for the period		-	-	-	1,601	1,601
Equity settled share-based payments recovery	14b)	-	-	(48)	-	(48)
Balance at March 31, 2019		84,707,143	$323,685	$20,566	$(88,474)	$255,777

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ALIO GOLD INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2020 and 2019

(In thousands of United States dollars, except where noted) - Unaudited

1.	NATURE OF OPERATIONS

Alio Gold Inc. (“Alio” or “the Company”) was incorporated on March 17, 2005, under the laws of the Province of British Columbia, Canada. The Company is in the business of acquiring, exploring, developing and operating mineral resource properties.

On May 25, 2018, Alio acquired all the outstanding common shares of Rye Patch Gold Corp. (“Rye Patch”). Through this acquisition, Alio consists of the following 100% owned additional subsidiaries: Alio Gold (US) Inc. (formally Rye Patch Gold Corp.), Rye Patch Gold US Inc., Rye Patch Mining US Inc., Florida Canyon Mining Inc. (“FCMI”), Standard Gold Mining Inc., and RP Dirt Inc. FCMI owns the Florida Canyon Mine (“Florida Canyon”) in Nevada, US.

In Mexico, the Company, through its wholly-owned subsidiaries, Timmins Goldcorp Mexico, S.A. de C.V., Molimentales del Noroeste, S.A. de C.V. (“Molimentales”) and Minera Aurea, S.A de C.V. (“Minera Aurea”) owns the San Francisco Mine in Sonora, Mexico, and the Ana Paula Property (“Ana Paula” or “Ana Paula Project”), an exploration and evaluation asset in Guerrero, Mexico.

The Company is listed for trading on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange American under the symbol ALO. The registered office of the Company is located at Suite 507 - 700 West Pender Street, Vancouver, British Columbia, Canada, V6C 1G8.

2.	BASIS OF PREPARATION
a)	Statement of compliance

These condensed interim consolidated financial statements (“interim financial statements”) were approved by the Board of Directors and authorized for issue on May 7, 2020.

These interim financial statements have been prepared in accordance with International Accounting Standard 34 - Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. As such, these interim financial statements do not contain all the disclosures required by IFRS for annual financial statements and should be read in conjunction with the Company’s audited annual consolidated financial statements for the years ended December 31, 2019, 2018 and 2017 (“annual consolidated financial statements”).

b)	Significant accounting policies

The accounting policies applied in the preparation of these interim financial statements are consistent with those applied and disclosed in note 3 to the annual consolidated financial statements with exception of the following:

i.	Amendments to IAS 1 - Presentation of financial statements (“IAS 1”) and IAS 8 - Accounting policies, changes in accounting estimates and errors (“IAS 8”)

The amendments are intended to make the definition of material in IAS 1 easier to understand and are not intended to alter the underlying concept of materiality in IFRS Standards. The concept of ‘obscuring’ material information with immaterial information has been included as part of the new definition.

The threshold for materiality influencing users has been changed from ‘could influence’ to ‘could reasonably be expected to influence’.

The definition of material in IAS 8 has been replaced by a reference to the definition of material in IAS 1. In addition, the IASB amended other Standards and the Conceptual Framework that contain a definition of material or refer to the term ‘material’ to ensure consistency.

ALIO GOLD INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2020 and 2019

(In thousands of United States dollars, except where noted) - Unaudited

The Company adopted the amendments to IAS 1 effective January 1, 2020, which did not have a material impact on the Company’s interim financial statements.

c)	Critical judgements and estimates

The Company’s management makes judgements in the process of applying the Company’s accounting policies in the preparation of its interim financial statements. In addition, the preparation of the financial statements requires that the Company’s management make assumptions and estimates of effects of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively. The Company’s interim results are not necessarily indicative of its results for a full year. The critical judgements and estimates applied in the preparation of these interim financial statements are consistent with those applied and disclosed in notes 2(d) and 2(e) to the annual consolidated financial statements.

d)	Basis of consolidation

These interim financial statements include the accounts of the Company and its subsidiaries. All amounts are presented in United States dollars, which is the functional currency of the Company and each of the Company’s subsidiaries, except as otherwise noted. References to C$ are to Canadian dollars. All inter-company balances, transactions, revenues and expenses have been eliminated.

e)	Discontinued Operations

A discontinued operation is a component of the Company’s business that represents a separate major segment of business operations or geographical area of operations that has been, or is in the process of, being disposed of, abandoned or meets the criteria to be classified as held for sale. Classification of a business segment as a discontinued operation results in the reclassification of assets and liabilities to current balances, and (loss) earnings restated for the current and comparative periods to reclassify as resulting from discontinued operations.

3.	DISPOSAL OF MINING INTERESTS

On March 6, 2020, the Company announced that it had entered into a definitive share purchase agreement with Magna Gold Corp. (“Magna”), to sell its wholly-owned subsidiary, Molimentales, which owns a 100% interest in the San Francisco Mine and the surrounding mineral concessions. Under the terms of the share purchase agreement, Alio will receive as consideration 9,740,000 common shares of Magna, representing approximately 19.9% of the issued and outstanding common shares of Magna, and $5,000 in cash or a 1% net smelter royalty, due to Alio within twelve months of closing of the transaction. Accordingly, per the application of IFRS 5 - Non-current Assets Held for Sale and Discontinued Operations, Molimentales, represented as the San Francisco Mine segment, has been reclassified as an asset held for sale and a discontinued operation.

As a result of the reclassification, (loss) earnings has been restated for the current and comparative periods to reclassify the (loss) earnings relating to the San Francisco Mine segment as (loss) earnings from discontinued operations. All assets and liabilities relating to Molimentales have been classified as current assets held for sale and current liabilities held for sale as of March 31, 2020. There is no impact on the presentation of the statement of cash flows.

On May 6, 2020, the Company completed the sale with Magna under the terms of the definitive share purchase agreement.

ALIO GOLD INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2020 and 2019

(In thousands of United States dollars, except where noted) - Unaudited

The (loss) earnings from discounted operations for the three months ended March 31, 2020 and 2019, are:

Three months ended March 31,
	2020	2019
Metal revenues	$9,031	$15,325
Cost of sales (including depreciation and depletion)	(7,261)	(13,980)
Corporate and administrative expenses	(383)	(444)
Exploration expense	(410)	-
Finance expense, net	(80)	(85)
Gain on derivative contracts	-	54
Foreign exchange (loss) gain	(1,707)	155
Other income, net	229	160
(Loss) earnings before taxes	(581)	1,185
Deferred tax recovery	-	797
(Loss) earnings and comprehensive (loss) earnings from discontinued operations	$(581)	$1,982

The net assets of Molimentales are as follows:

March 31,
2020
Cash and cash equivalents	$1,052
Trade and other receivables (1)	3,497
Inventories (2)	16,217
Advances and prepaid expenses	535
Mineral properties, plant and equipment, exploration and evaluation (3)	5,199
Assets held for sale	26,500

Trade payables and accrued liabilities	(11,847)
Provision for site reclamation and closure	(4,815)
Other provisions	(1,420)
Deferred tax liabilities	(562)
Liabilities held for sale	(18,644)
Net Assets	$7,856

(1)

Trade and other receivables includes VAT receivable of $2,501 (December 31, 2019 - $4,401). This is value added tax payments made by the Company, which in Mexico are refundable. During the three months ended March 31, 2020, Molimentales collected $1,001 (three months ended March 31, 2019 - $2,803) of the VAT receivable. Subsequent to March 31, 2020, $286 of VAT was received by Molimentales.

(2)	The costs of inventories recognized as an expense for the three months ended March 31, 2020, was $6,296 (March 31, 2019 - $12,761) and are included in cost of sales.
(3)	At March 31, 2020, mineral properties included deferred stripping costs with a carrying value of $1,596 (December 31, 2019 - $1,596).

ALIO GOLD INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2020 and 2019

(In thousands of United States dollars, except where noted) - Unaudited

The cash flows of Molimentales included in the Corporation’s condensed interim consolidated statement of cash flows are as follows:

Three months ended March 31,
	2020	2019
Cash (used in) provided by operating activities	$(1,148)	$2,517
Cash used in investing activities	-	(968)
Cash used in financing activities	-	-
	$(1,148)	$1,549

4.	EXPENSES
a)	Cost of sales

Three months ended March 31,
	2020	2019
Costs of mining	$7,395	$6,205
Crushing and gold recovery costs	5,656	6,026
Mine site administration costs	992	916
Transport and refining	76	27
Royalties	915	987
Change in inventories	(1,933)	(481)
Production costs	13,101	13,680
Depreciation and depletion	1,619	1,202
Cost of sales (including depreciation and depletion)	$14,720	$14,882

b)	Corporate and administrative expenses

Three months ended March 31,
	Note	2020	2019
Salaries		$446	$597
Consulting and professional fees (1)		982	542
Share-based payments recovery	14b), 14c)	(6)	(116)
Rent and office costs		105	90
Administrative and other		342	315
Corporate and administrative expenses		$1,869	$1,428

(1)	Consulting and professional fees includes transaction costs of $815 related to the Argonaut Gold merger (note 19) and Molimentales sale (note 3) (three months ended March 31, 2019 - $nil).

ALIO GOLD INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2020 and 2019

(In thousands of United States dollars, except where noted) - Unaudited

c)	Finance expense, net

Three months ended March 31,
	Note	2020	2019
Interest on lease liabilities	11	$943	$-
Accretion of provision for site reclamation and closure		139	226
Accretion on loan facility	12	102	-
Interest and accretion on other financial liability		56	49
Interest on equipment loans payable	10	22	87
Loss (gain) on revaluation of warrant liabilities	13	6	(26)
Finance expense, net		$1,268	$336

5.	TRADE AND OTHER RECEIVABLES

	March 31,	December 31,
	2020	2019
Income tax refund receivable	$1,011	$1,010
VAT receivable	1,505	5,272
Equipment loan receivable	-	1,000
Trade receivable	-	351
Other receivables	-	281
	$2,516	$7,914

6.	INVENTORIES

	March 31,	December 31,
	2020	2019
Stockpile	$840	$1,184
Ore in process	41,023	54,963
Finished metal inventory	3,192	3,026
Supplies	2,414	3,776
	$47,469	$62,949

The costs of inventories recognized as an expense for the three months ended March 31, 2020, was $12,737 (three months ended March 31, 2019 - $12,952) and are included in cost of sales as costs of contract mining, crushing and gold recovery costs, change in inventories and depreciation and depletion.

ALIO GOLD INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2020 and 2019

(In thousands of United States dollars, except where noted) - Unaudited

7.	MINERAL PROPERTIES, PLANT AND EQUIPMENT, EXPLORATION AND EVALUATION

	Note	Mineral properties (1)	Plant and equipment (2)(3)	Exploration and evaluation	Total
Cost
At January 1, 2020		$239,562	$209,428	$119,871	$568,861
Expenditures		-	4,209	-	4,209
Asset held for sale	3	(199,642)	(107,835)	(11,110)	(318,587)
At March 31, 2020		39,920	105,802	108,761	254,483
Accumulated depreciation, depletion, disposals and impairment
At January 1, 2020		201,022	133,971	84,991	419,984
Depreciation and depletion		833	2,030	-	2,863
Asset held for sale	3	(195,836)	(106,432)	(11,110)	(313,378)
At March 31, 2020		6,019	29,569	73,881	109,469
Carrying amount at March 31, 2020		$33,901	$76,233	$34,880	$145,014

	Mineral properties (1)	Plant and equipment (2)(3)	Exploration and evaluation	Total
Cost
At January 1, 2019	$242,662	$156,930	$116,627	$516,219
Expenditures	140	51,941	3,244	55,325
Change in reclamation obligation	(3,240)	-	-	(3,240)
Adjustment on initial application of IFRS 16	-	557	-	557
At December 31, 2019	239,562	209,428	119,871	568,861
Accumulated depreciation, depletion, disposals and impairment
At January 1, 2019	171,326	107,866	8,678	287,870
Depreciation and depletion	3,355	5,458	-	8,813
Disposals	-	3,783	-	3,783
Impairment	26,341	16,864	76,313	119,518
At December 31, 2019	201,022	133,971	84,991	419,984
Carrying amount at December 31, 2019	$38,540	$75,457	$34,880	$148,877

(1)	At March 31, 2020, mineral properties included deferred stripping costs at Florida Canyon with a carrying value of $nil (December 31, 2019 - $nil).
(2)

Plant and equipment includes construction-in-progress assets of $13,875 (December 31, 2019 - $9,866) consisting of $10,725 and $2,962 related to leach pad expansion and storm water diversion projects, respectively (December 31, 2019 - $6,665 and $2,937, respectively).

(3)

For the three months ended March 31, 2020, plant and equipment includes right-of-use assets (note 11) with a cost basis of $42,270 (December 31, 2019 - $42,270) and accumulated depreciation of $2,245 (December 31, 2019 - $1,019), resulting in a carrying value of $40,025 (December 31, 2019 - $41,251).

(4)

At March 31, 2020, the Company assessed whether there were any indicators, from external and internal sources of information, that an asset or cash generating unit (“CGU”) may be impaired, thereby requiring adjustment to the carrying value. The Company identified the sustained decrease in market capitalization as an indicator of impairment during the three months ended March 31, 2020. As a result of these impairment indicators, the Company assessed the Florida Canyon Mine and Ana Paula Project CGUs for impairment and concluded that no impairment was required.

ALIO GOLD INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2020 and 2019

(In thousands of United States dollars, except where noted) - Unaudited

Carrying amount by segment

	Mineral properties	Plant and equipment	Exploration and evaluation	Total
At March 31, 2020
Florida Canyon Mine	$33,901	$73,424	$-	$107,325
Ana Paula Project	-	393	34,571	34,964
Other	-	2,416	309	2,725
	$33,901	$76,233	$34,880	$145,014

	Note	Mineral properties	Plant and equipment	Exploration and evaluation	Total
At December 31, 2019
Florida Canyon Mine		$34,736	$71,179	$-	$105,915
San Francisco Mine	3	3,804	1,402	-	5,206
Ana Paula Project		-	400	34,571	34,971
Other		-	2,476	309	2,785
		$38,540	$75,457	$34,880	$148,877
8.	RECLAMATION BONDS

Reclamation bonds of $11,768 are funds that have been placed in trust as security to the United States Bureau of Land Management relating to site closure obligations. The Company is required to submit collateral equivalent to 10% of the reclamation provision.

The surety bonds and restricted certificates of deposit have named the overseeing government agencies as beneficiaries in the event of the Company’s failure to complete site restoration. These deposits will be released when the government approves successful site restoration and surety bonding is no longer required.

During the year ended December 31, 2019, the reclamation provision was revaluated resulting in an increase to the reclamation bonds by $809.

At March 31, 2020, the reclamations bonds were $11,768 (December 31, 2019 - $12,260). The funds consist of $5,532 cash and cash equivalents, $4,513 fixed income funds, and $1,723 equity funds (December 31, 2019 - $5,756, $4,572, and $1,932, respectively). During the three months ended March 31, 2020, interest income and loss on funds were $47 and $539, respectively (three months ended March 31, 2019 - $39 and gain on funds of $239, respectively).

9.	TRADE PAYABLES AND ACCRUED LIABILITIES

	March 31,	December 31,
	2020	2019
Trade payables	$7,999	$19,531
Income taxes payable	-	257
Accrued liabilities	7,989	6,715
Deferred revenue	-	1,229
Vendor loan	-	1,725
	$15,988	$29,457

ALIO GOLD INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2020 and 2019

(In thousands of United States dollars, except where noted) - Unaudited

10. EQUIPMENT LOANS PAYABLE

On December 28, 2018, the Company obtained a $2,500 equipment loan from CAT. The loan term was 36 months and matures on January 1, 2022. The loan bears an annual interest rate of 8.29%. Principal and accrued interest of 12 quarterly installments started on April 1, 2019. A loan fee of $50 was paid upon execution of the agreement. The loan is secured with the underlying mobile equipment at the Florida Canyon Mine.

During the year ended December 31, 2019, the Company paid $450 as an additional principal payment on this equipment loan and applied the loan fee of $50.

	March 31,	December 31,
	2020	2019
Balance, opening	$1,343	$2,500
Interest	22	171
Payments - principal and interest	(178)	(1,328)
	$1,187	$1,343
Non-current portion of loans payable	$583	$729
Current portion of loans payable	$604	$614

11.	LEASE LIABILITIES

Equipment Lease

On October 2, 2019, the Company entered into a Master Services Agreement (the “Agreement”) to lease thirteen trucks and three loaders (the “Equipment”) with Caterpillar Financial Services Corporation to be employed at the Florida Canyon Mine site (the “Equipment Lease”).

The Agreement is for a maximum 72-month term based on the minimum hours of usage. The Company anticipates using the Equipment for greater hours than the minimum and therefore anticipates an approximate five-year term, depending on the actual hours of operation, after which the equipment can be purchased through a buyout price for $1,986.

As at December 31, 2019, all units were in service.

The initial recognition of the value of the Equipment Lease was deemed as $41,713.

The Equipment is to be amortized straight line over the life of the mine to estimated net recoverable value of $500. For the three months ended March 31, 2020, the Company recorded depreciation of $1,174 (three months ended March 31, 2019 - $nil).

	March 31,	December 31,
	2020	2019
Balance, opening	$39,000	$-
Initial recognition of lease liability	-	41,713
Interest	943	1,037
Change in estimated cash flows and assumptions	4	14
Invoiced - principal and interest	(2,847)	(3,764)
	$37,100	$39,000
Non-current portion of Equipment Lease liability	$27,258	$29,158
Current portion of Equipment Lease liability	$9,842	$9,842

ALIO GOLD INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2020 and 2019

(In thousands of United States dollars, except where noted) - Unaudited

Office leases

The Company has two office leases. At March 31, 2020, current and long-term lease liabilities were $167 and $164, respectively (December 31, 2019 - $167 and $217, respectively).

12.	LOAN FACILITY

On November 14, 2019, the Company entered into a three-year, $15,000 loan facility (the “Loan Facility”) with Sprott Private Resource Lending II (Collector), LP (“Sprott” or the “Lender”) to fund construction of leach pad expansion at Florida Canyon Mine. The Loan Facility has a maturity date of October 31, 2022, with eight equal quarterly repayments of the principal balance commencing on January 31, 2021, requiring monthly interest payments based on an interest rate of 8% plus the greater of three-month London Inter-bank Offered Rate (“LIBOR”) or 2%. Proceeds are to be solely used for the payment of Sprott fees and expenses, payments related to the leach pad expansion, and other purposes approved by the Lender. Additionally, the Company issued 1,286,228 common shares valued at C$895 ($675) related to the closing of the facility which are included in transaction costs. Other transaction costs incurred by the Company were $263 and are amortized over the life of the Loan Facility.

The Agreement stipulates that the Company complies with certain financial covenants:

•	Minimum cash balance of $3,000; and,
•	Minimum working capital ratio of 1.15, as defined as currents assets, including 80% of ore in process inventory, less current liabilities, excluding the Loan Facility.

As at March 31, 2020, and December 31, 2019, the Company was in compliance with these covenants.

During the three months ended March 31, 2020, interest and accretion expense on the Loan Facility was $379 and $102, respectively (three months ended March 31, 2019 - $nil and $nil, respectively). Interest expense is capitalized until the leach pad expansion is complete.

During the three months ended March 31, 2020, funds paid for leach pad expansion totalled $1,405 (three months ended March 31, 2019 - $nil). At March 31, 2020, funds remaining for the FCMI leach pad expansion were $6,984 (December 31, 2019 - $8,389).

13.	WARRANT LIABILITY

The share purchase warrants are classified as a financial instrument under the principles of IFRS 9, as the share purchase warrants are considered a derivative financial instrument given that their exercise price is in Canadian dollars (C$) while the functional currency of the Company is the US dollar. Accordingly, the outstanding warrants are remeasured to fair value at each reporting date with change in the fair value charged to finance expense, net (note 4(c)).

			Warrants Outstanding at
Issuance (1)	Expiry Date	Exercise Price	March 31, 2020	December 31, 2019
Rye Patch replacement warrants	July 28, 2021	C$2.98 ($2.30)	1,198,119	1,198,119
Rye Patch replacement warrants (2)	January 31, 2020	C$2.71 ($2.09)	-	147,692
Rye Patch replacement warrants (2)	January 31, 2020	C$3.44 ($2.65)	-	7,384,656
			1,198,119	8,730,467

(1)	Replacement warrants issued with the acquisition of Rye Patch.
(2)	On January 31, 2020, 7,532,348 warrants expired unexercised.

ALIO GOLD INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2020 and 2019

(In thousands of United States dollars, except where noted) - Unaudited

As at March 31, 2020, the warrant liability was revalued to $6 (December 31, 2019 - $nil) using a Black-Scholes option pricing model based on the following assumptions:

	March 31,	December 31,
	2020	2019
Risk-free interest rate	1.4%	1.6%
Expected life of warrants	1.3 years	0.1 - 1.6 years
Annualized volatility	61.2%	31.3 - 33.3%
Dividend rate	0.0%	0.0%

During the three months ended March 31, 2020, the Company recognized a loss on revaluation of $6 on the share purchase warrant liabilities (three months ended March 31, 2019 - gain on revaluation of $26) (note 4(c)).

14.	EQUITY
a)	Authorized share capital
•	Unlimited number of common shares without par value. These shares have voting rights and their holders are entitled to receive dividend payments; and,
•

Unlimited number of convertible preference shares without par value, with the same rights as the common shares on dissolution and similar events. These shares have no voting rights and are not entitled to dividend payments.

There were no common share transactions during the three months ended March 31, 2020 and 2019.

At March 31, 2020, and December 31, 2019, there were 85,993,371 issued and outstanding common shares. The Company does not currently pay dividends and entitlement will only arise upon declaration.

b)	Share options

The Company has an incentive share option plan (“the plan”) in place under which it is authorized to grant share options to executive officers, directors, employees and consultants. The plan allows the Company to grant share options up to a maximum of 10.0% of the number of issued shares of the Company.

Share options granted under the plan will have a term not to exceed five years, have an exercise price not less than the Market Price as defined by the TSX Corporate Finance Manual and vest over periods no less than eighteen months.

Share option transactions and the number of share options outstanding during the three months ended March 31, 2020, and year ended December 31, 2019, are summarized as follows:

	Number of share options	Weighted average exercise price (C$)
Outstanding at January 1, 2019	3,023,502	6.14
Granted	2,079,554	0.96
Expired	(179,430)	13.82
Forfeited	(1,728,836)	3.68
Outstanding at December 31, 2019	3,194,790	3.67
Forfeited	(30,960)	2.71
Outstanding at March 31, 2020	3,163,830	3.68
Exercisable at March 31, 2020	1,251,708	7.61

ALIO GOLD INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2020 and 2019

(In thousands of United States dollars, except where noted) - Unaudited

Share options outstanding and exercisable at March 31, 2020, are as follows:

Exercise price range (C$)	Number of options outstanding	Weighted average exercise price (C$)	Weighted average remaining life of options (years)	Number of options exercisable	Weighted average exercise price (C$)	Weighted average remaining life of options (years)
0.78 - 3.00	2,103,704	1.18	4.13	285,345	2.62	2.97
3.01 - 5.00	303,186	3.36	2.29	246,355	3.38	2.14
5.01 - 10.00	622,840	7.16	1.40	585,908	7.28	1.33
10.01 - 31.40	134,100	27.39	1.27	134,100	27.39	1.27
	3,163,830	3.68	3.30	1,251,708	7.61	1.86

The fair value of share options recognized as an expense during the three months ended March 31, 2020, was $91 (three months ended March 31, 2019 - recovery of $48) (note 4(b)).

No options were granted during the three months ended March 31, 2020 and 2019.

c)	Share-based compensation

The Board of Directors approved grants of deferred share units (“DSU”), restricted share units (“RSU”), and performance share units (“PSU”) under its long-term incentive plan.

DSU, RSU and PSU Activity	DSUs (thousands)	DSU Fair Value	RSUs (thousands)	RSU Fair Value	PSUs (thousands)	PSU Fair Value
At January 1, 2019	335	$282	359	$303	376	$-
Granted	300	232	353	272	302	233
Exercised	(118)	(92)	-	-	-	-
Forfeited	-	-	(333)	(238)	(323)	(34)
Change in value	-	(20)	-	(42)	-	(4)
At December 31, 2019	517	$402	379	$295	355	$195
Expired	-	-	-	-	(48)	-
Change in value	-	(147)	-	(108)	-	(71)
At March 31, 2020	517	$255	379	$187	307	$124

i)	Deferred share units

Directors were granted DSUs where each DSU has a value equivalent to the price of one common share listed on the TSX. The DSUs are settled in cash and fully vest the day before each Annual General Meeting. Cash settlement takes place following a Director’s resignation.

At March 31, 2020, the carrying amount of DSUs outstanding and included in accrued liabilities was $221 (December 31, 2019 - $288). For the three months ended March 31, 2020, share-based payments recovery related to the DSUs was $67 (three months ended March 31, 2019 - $35) (note 4(b)).

ii)	Restricted share units

Selected employees were granted RSUs where each RSU has a value equivalent to the price of one common share listed on the TSX. The RSUs are settled in cash and fully vest on the three-year anniversary date.

At March 31, 2020, the carrying amount of the RSUs outstanding and included in other liabilities was $69 (December 31, 2019 - $84). For the three months ended March 31, 2020, share-based payments recovery related to the RSUs was $15 (three months ended March 31, 2019 - $33) (note 4(b)).

ALIO GOLD INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2020 and 2019

(In thousands of United States dollars, except where noted) - Unaudited

iii)	Performance share units

Selected employees were granted PSUs where each PSU has a value equivalent to the price of one common share listed on the TSX. The PSUs are settled in cash and fully vest on December 31 starting in the grant year (the “Performance Period”). Performance results at the end of the Performance Period relative to performance criteria and the application of a performance multiplier determines the vesting number of PSUs for each participant. Criteria is based on the Company’s share price performance in relation to its peer group.

At March 31, 2020, the carrying amount of the PSUs outstanding and included in other liabilities was $51 (December 31, 2019 - $66). For the three months ended March 31, 2020, share-based payments recovery related to the PSUs was $15 (three months ended March 31, 2019 - $nil) (note 4(b)).

15.	(LOSS) EARNINGS PER SHARE

Three months ended March 31, 2020				Three months ended March 31, 2019
	Loss for the period	Weighted average shares outstanding	Loss per share	Loss for the period	Weighted average shares outstanding	Loss per share
Basic EPS from continuing operations	$(2,096)	85,993,371	$(0.02)	$(381)	84,707,143	$(0.00)
Effect of dilutive securities:
Share options	-	-	-	-	-	-
Warrants	-	-	-	-	-	-
Diluted EPS from continuing operations	$(2,096)	85,993,371	$(0.02)	$(381)	84,707,143	$(0.00)

Three months ended March 31, 2020				Three months ended March 31, 2019
	Loss for the period	Weighted average shares outstanding	Loss per share	Earnings for the period	Weighted average shares outstanding	Earnings per share
Basic EPS	$(2,677)	85,993,371	$(0.03)	$1,601	84,707,143	$0.02
Effect of dilutive securities:
Share options	-	-	-	-	-	-
Warrants	-	-	-	-	-	-
Diluted EPS	$(2,677)	85,993,371	$(0.03)	$1,601	84,707,143	$0.02

At March 31, 2020, 3,163,830 (March 31, 2019 - 2,765,184) share options were outstanding, of which 3,163,830 were anti-dilutive (March 31, 2019 - 2,765,184).

At March 31, 2020, share purchase warrants that entitle the holders to purchase 1,198,119 (March 31, 2019 - 8,730,467) common shares were outstanding, of which 1,198,119 (March 31, 2019 - 8,730,467) were anti-dilutive.

ALIO GOLD INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2020 and 2019

(In thousands of United States dollars, except where noted) - Unaudited

16.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
a)	Fair value measurement of financial assets and liabilities

The Company has established a fair value hierarchy that reflects the significance of inputs of valuation techniques used in making fair value measurements as follows:

Level 1 - quoted prices in active markets for identical assets or liabilities;

Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. from derived prices); and,

Level 3 - inputs for the asset or liability that are not based upon observable market data.

At March 31, 2020, and December 31, 2019, none of the Company’s financial assets and liabilities are measured and recognized in the condensed interim consolidated statements of financial position at fair value with the exception of the reclamation bonds (note 8) and share purchase warrants (note 13).

The carrying values of cash and cash equivalents, trade and other receivables, trade payables, vendor loan, equipment loan, and other financial liability approximate their fair value due to their short-term nature.

At March 31, 2020, and December 31, 2019, there were no financial assets or liabilities measured and recognized in the condensed interim consolidated statements of financial position at fair value that would be categorized as Level 2 or Level 3 in the fair value hierarchy above with the exception of the share purchase warrants (note 13), which is a Level 2 fair value measurements.

There were no transfers between Level 1 and Level 2 during the three months ended March 31, 2020, and year ended December 31, 2019. At March 31, 2020, and December 31, 2019, there were no financial assets or liabilities measured and recognized on the condensed interim consolidated statements of financial position at fair value that would be categorized as Level 3 in the fair value hierarchy.

17.	CONTINGENCIES

Peal Arbitration

During February 2019, Peal de Mexico, S.A. de C.V. gave notice of the termination of the mining agreement between Peal and Molimentales dated September 17, 2009, as amended (the “Peal Agreement”). Peal also entered into an arbitration process seeking to recover demobilization expenses and a termination penalty under the Peal Agreement. Peal filed its demand with the arbitral tribunal on December 3, 2019, and Molimentales filed its answer to the demand and a counterclaim with the arbitral tribunal on December 19, 2019. On January 10, 2020, Peal filed its answer to the counterclaim with the arbitral tribunal. The Company has accrued all expenses, including demobilization costs, based on the actual costs incurred. Peal has also claimed a termination penalty of $20,000. The Company has not accrued this amount as it does not believe there is basis for the claim regarding the termination penalty in the Peal Agreement. No additional liability has been recognized in the condensed interim consolidated financial statements. As a result of the sale of the San Francisco Mine on May 6, 2020 (note 3), the Peal arbitration will transfer to the buyer.

ALIO GOLD INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2020 and 2019

(In thousands of United States dollars, except where noted) - Unaudited

Notice of Civil Claim

On May 2, 2019, the Company received a Notice of Civil Claim from a former shareholder of Rye Patch whose shares were acquired by the Company. The plaintiff brought the claim in the Supreme Court of British Columbia pursuant to the Class Proceedings Act and is seeking damages against the Company and certain directors and officers for alleged misrepresentations with respect to anticipated gold production during the year ended December 31, 2018. On August 9, 2019, the Company filed their Response to the Notice of Civil Claim, denying all of the allegations and on October 1, 2019, the parties attended a case planning conference. On October 22, 2019, the plaintiff filed an amendment to the Notice of Civil Claim dropping certain allegations and adding an allegation of insider trading against the Company to their claim. The certification hearing was scheduled to occur during April 2020 but has been postponed indefinitely due to COVID-19. The Company and its counsel have reviewed the claim and the amendments to the claim and the outcome is not determinable at this time. Accordingly, no additional liability has been recognized in the condensed interim consolidated financial statements.

18.	SEGMENTED INFORMATION

Operating results of operating segments are reviewed by the Company's chief operating decision maker ("CODM") to make decisions about resources to be allocated to the segments and to assess their performance. The Company has determined that it has two reportable operating segments as of March 31, 2020: the Florida Canyon Mine located in the US and the Ana Paula Project located in Mexico. For the three months ended March 31, 2020, the San Francisco Mine was classified as a discontinued operation (note 3).

Other consists primarily of the Company’s corporate assets, warrant liabilities and corporate and administrative expenses which are not allocated to operating segments.

A reporting segment is defined as a component of the Company:

•	that engages in business activities from which it may earn revenues or incur expenses;
•	whose operating results are regularly reviewed by the Company’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance; and,
•	for which discrete financial information is available.

The CODM evaluates segment performance based on (loss) earnings from operations and capital expenditures.

The Company does not treat the production of gold and silver, the primary two minerals produced at the Florida Canyon Mine, as separate operating segments as they are the output of the same production process, only become separately identifiable as finished goods and are not reported separately from a management perspective.

	Three months ended March 31, 2020
Segment results	Florida Canyon Mine	Ana Paula Project	Other	Total
Metal revenues	$15,771	$-	$-	$15,771
Production costs	(13,101)	-	-	(13,101)
Depreciation and depletion	(1,619)	-	-	(1,619)
Corporate and administrative expenses	-	-	(1,869)	(1,869)
Exploration expense	-	(627)	-	(627)
Earnings (loss) from operations	$1,051	$(627)	$(1,869)	$(1,445)
Capital expenditures	$1,562	$-	$-	$1,562

ALIO GOLD INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2020 and 2019

(In thousands of United States dollars, except where noted) - Unaudited

	Three months ended March 31, 2019
Segment results	Florida Canyon Mine	Ana Paula Project	Other	Total
Metal revenues	$16,081	$-	$-	$16,081
Production costs	(13,680)	-	-	(13,680)
Depreciation and depletion	(1,202)	-	-	(1,202)
Corporate and administrative expenses	-	-	(1,428)	(1,428)
Earnings (loss) from operations	$1,199	$-	$(1,428)	$(229)
Capital expenditures	$1,342	$2,827	$-	$4,169

Segment assets and liabilities	San Francisco Mine (note 3)	Florida Canyon Mine	Ana Paula Project	Other	Total
As at March 31, 2020
Total assets	$26,500	$170,922	$36,571	$11,444	$245,437
Total liabilities	$18,644	$87,633	$2,628	$20,507	$129,412
As at December 31, 2019
Total assets	$34,355	$168,882	$36,842	$11,205	$251,284
Total liabilities	$24,127	$86,374	$2,272	$19,900	$132,673

During the three months ended March 31, 2020 and 2019, the Company had sales agreements with two customers for its continuing operations. The percentage breakdown of metal revenues by customer is as follows:

	Three months ended March 31,
	2020	2019
Customer A	97%	0%
Customer B	0%	100%
Other	3%	0%
Total	100%	100%

Due to the nature of the gold market, the Company is not dependent on any customers to sell finished goods.

The Company’s metal revenues from operations, all of which are derived in the Unites States, for the three months ended March 31, 2020 and 2019, are as follows:

	Three months ended March 31,
	2020	2019
Gold	$15,665	$15,942
Silver by-product	106	139
	$15,771	$16,081

ALIO GOLD INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2020 and 2019

(In thousands of United States dollars, except where noted) - Unaudited

19.	EVENTS AFTER THE REPORTING PERIOD

Argonaut Gold merger

On March 30, 2020, the Company announced that Argonaut Gold Inc. (“Argonaut” or “Argonaut Gold”) and Alio entered into a definitive agreement for an at-market merger (the “Arrangement Agreement”) whereby Argonaut will acquire all of the issued and outstanding common shares of Alio (the “Transaction”). Under the terms of the Arrangement Agreement, all of the Alio issued and outstanding common shares will be exchanged on the basis of 0.67 of an Argonaut common share per each Alio common share (the “Exchange Ratio”).

The Exchange Ratio has been agreed based on the volume-weighted average prices of Argonaut and Alio common shares over the 20 trading days ended on March 27, 2020. Upon completion of the Transaction, existing Argonaut and Alio shareholders will own approximately 76% and 24% of the pro forma company, respectively, on a fully-diluted, in-the-money basis. The shareholders of each Argonaut and Alio will vote on the Transaction during May 2020 and if approved, the Transaction is expected to close during the second quarter of 2020.

Management compensation

On April 1, 2020, the Company issued share options and cash-based compensation to key management and directors. The number of share options, deferred share units, and restricted share units issued were 2,222,681, 375,000, and 863,944, respectively.